UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ___)*

Turning Point Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

May 10, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 9,236,606 (see Item 2)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 9,236,606 (see Item 2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,236,606 (see Item 2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 56.3% (see Item 2)
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Standard General Master Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 5,565,109 (see Item 2)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 5,565,109 (see Item 2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,565,109 (see Item 2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 34.3% (see Item 2)
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. P Standard General Ltd.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 2,228,943 (see Item 2)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 2,228,943 (see Item 2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,228,943 (see Item 2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 13.8% (see Item 2)
14	Type of Reporting Person (See Instructions) CO

1	Names of Reporting Persons. Standard General Focus Fund L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): WC
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 209,464 (see Item 2)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 209,464 (see Item 2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 209,464 (see Item 2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 1.3% (see Item 2)
14	Type of Reporting Person (See Instructions) PN

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 9,236,606 (see Item 2)
9 Sole Dispositive Power 0
10 Shared Dispositive Power 9,236,606 (see Item 2)
11	Aggregate Amount Beneficially Owned by Each Reporting Person 9,236,606 (see Item 2)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 56.3% (see Item 2)
14	Type of Reporting Person (See Instructions) IN, HC

SCHEDULE 13D

Item 1.                          Security and Issuer

This Schedule 13D relates to Common Stock, par value $0.01 per share (the “Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229.

Item 2.                          Identity and Background

(a) This Schedule 13D is being filed on behalf of (i) Standard General L.P., a Delaware limited partnership (“Standard General”); (ii) Standard General Master Fund L.P., a Cayman Islands limited partnership (“Master Fund”); (iii) P Standard General Ltd., a British Virgin Islands company (“P Standard General”); (iv) Standard General Focus Fund L.P., a Delaware limited partnership (“Focus Fund” and, together with Master Fund and P Standard General, the “Standard General Funds”); and (iv) Soohyung Kim (“Mr. Kim”), a director of the general partner of the general partner of Standard General.  The persons and entities referred to in items (i)-(iii) hereof may be collectively referred to herein as the “Reporting Persons.”

Standard General serves as investment manager to Standard General Funds and as sub-advisor to Fort George Investments, LLC (“Fort George” and, together with the Standard General Funds, the “Funds”).  In such capacities, Standard General exercises voting and investment control over securities held for the accounts of the Funds.  The number of shares of Common Stock held for the accounts of the Standard General Funds is reported on the cover pages, and 1,233,090 shares are held for the account of Fort George.

(b) The business address of each of the Reporting Persons is c/o Standard General L.P., 767 Fifth Avenue, 12th Floor, New York, NY 10153.

(c) Each of the Standard General Funds is a private investment vehicle.  Standard General provides investment advisory services to the Standard General Funds and other private investment vehicles, including Fort George.  Mr. Kim serves as a director of the general partner of the general partner of Standard General, and the principal occupation of Mr. Kim is investment management.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or State securities laws or finding any violation with respect to such laws.

(f) See Item 6 of the respective cover page of each Reporting Person

Item 3.                          Source and Amount of Funds or Other Consideration

The Reporting Persons acquired an aggregate of 3,598,056 shares (plus 440,176 shares for the account of Fort George) of the Common Stock of the Company in exchange for floating rate PIK Toggle Notes due 2021 (“PIK Toggle Notes”) and 7% senior PIK toggle notes due 2023 (“7% Senior Notes”) held by the Reporting Persons prior to the Company’s initial public offering of shares of the Common Stock (the “IPO”), as reported by the Company in its Registration Statement on Form S-1, as filed with the Securities and Exchange Commission on April 28, 2016 (the “S-1 Registration Statement”).  In connection with the IPO, the Reporting Persons also purchased an aggregate of 2,927,654 shares (plus 472,346 shares for the account of Fort George) of Common Stock at the public offering price for an aggregate of $10.00 using working capital of the Funds.  In addition, the Reporting Persons hold in the aggregate warrants to purchase 442,558 shares of Common Stock, at an exercise price of $0.01 per share, which the Reporting Persons received in connection with their purchase of PIK Toggle Notes.  The Reporting Persons also beneficially own an aggregate of 1,035,248 shares (plus 320,568 shares for the account of Fort George) of Common Stock acquired in privately negotiated transactions and 938,857 shares of the Company’s Non-Voting Common Stock, which were acquired in exchange for shares of Common Stock previously held by the Reporting Persons.  Such Non-Voting Common Stock is not included in the Common Stock reported herein as beneficially owned by the Reporting Persons.

Item 4.                          Purpose of Transaction

The Reporting Persons hold the Common Stock reported herein for investment purposes.

The Reporting Persons may acquire additional shares of Common Stock and other securities of the Company from time to time or may dispose of any or all of such shares or other securities held by them from time to time.

The Reporting Persons intend to evaluate on an ongoing basis their investment in the Company and their options with respect to such investment.

The Reporting Persons reserve the right to change their purpose and to formulate and implement plans or proposals with respect to the Company at any time and from time to time.  Any such action may be made by the Reporting Persons alone or in conjunction with other shareholders, potential acquirers, financing sources and/or other third parties and could include one or more purposes, plans or proposals that relate to or would result in actions required to be reported herein in accordance with Item 4 of Schedule 13D.

As reported in the S-1 Registration Statement, Standard General and certain of the Reporting Persons have entered into an agreement with the Company for the provision of a $50.0 million line of credit (“SG Credit Line”) that may only be used for acquisitions that are approved by the Reporting Persons in their sole discretion.

David Glazek, a partner of Standard General, has been a director of the Company since November 2012.

Item 5.                          Interest in Securities of the Issuer

(a) and (b)  See Items 7-11 of the cover pages and Item 2 above.

The percentage calculations herein are based upon the statement in the Company’s prospectus dated May 10, 2016, as filed with the Securities and Exchange Commission on May 12, 2016, that there were 15,956,507 shares of Common Stock outstanding upon the closing of the IPO.

(c)  The Reporting Persons did not effect any transactions in the Company’s securities during the sixty day period prior to the filing of this Schedule 13D, except for the following, all of which occurred on May 10, 2016:

Transaction	No. Shares (Standard General Funds)	Purchase Price (Standard General Funds)	No. Shares (Fort George)	Purchase Price (Fort George)
Purchase in connection with IPO	2,927,654 (1)	$29,276,540	472,346	$4,723,460
Exchange of PIK Toggle Notes	2,728,262 (2)	$25,372,837	440,176	$4,093,637
Exchange of 7% Senior Notes	869,794 (3)	$8,697,940	--	--
--------------------------
(1) Represents 2,224,961, 619,839 and 82,854 shares of Common Stock purchased for the accounts of Master Fund, P Standard General and Focus Fund, respectively.
(2) Represents 2,073,427, 577,624 and 77,211 shares of Common Stock acquired for the accounts of the Master Fund, P Standard General and Focus Fund, respectively.
(3) Represents 526,629, 332,552 and 10,613 shares of Common Stock acquired for the accounts of the Master Fund, P Standard General and Focus Fund, respectively.

(d)  See Items 7-11 of the cover pages and Item 2 above.

(e)  Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

See Item 3 above, which is hereby incorporated herein.

The PIK Toggle Notes, the 7% Senior Notes, the Warrants and the SG Credit Line, as well as registration rights granted by the Company to the Reporting Persons, are described in the S-1 Registration Statement.  Such descriptions are hereby incorporated herein.  Such descriptions are not complete and are qualified in their entirety by reference to the full text of the items filed as Exhibits 99.2 through 99.8 to this Schedule 13D.

Pursuant to a loan agreement dated as of November 19, 2012, as amended, Standard General has loaned approximately $9.4 million to Thomas F. Helms, Jr.  Mr. Helms has pledged 1,740,061 of his shares of Common Stock to Standard General as collateral for the loan and has granted Standard General a first priority lien on the pledged shares.

Item 7.                          Material to Be Filed as Exhibits

Exhibit 99.1	Joint Filing Agreement, by and among the Reporting Persons.

Exhibit 99.2	7% Senior Notes Purchase Agreement, dated as of January 21, 2014, between North Atlantic Holding Company, Inc. and the noteholders party thereto, incorporated by reference to Exhibit 4.1 to the S-1 Registration Statement.

Exhibit 99.3	PIK Toggle Notes Indenture, dated as of January 13, 2014, between North Atlantic Holding Company, Inc. and Standard General Master Fund, L.P., incorporated by reference to Exhibit 4.2 to the S-1 Registration Statement.

Exhibit 99.4	Form of Registration Rights Agreement of Turning Point Brands, Inc., incorporated by reference to Exhibit 4.6 to the S-1 Registration Statement.

Exhibit 99.5	Exchange Agreement between North Atlantic Holding Company, Inc. and certain holders of the 7% Senior Notes dated November 4, 2015, incorporated by reference to Exhibit 10.39 to the S-1 Registration Statement.

Exhibit 99.6	Form of Exchange and Sale Agreement between North Atlantic Holding Company, Inc. and Standard General for PIK Notes, incorporated by reference to Exhibit 10.40 to the S-1 Registration Statement.

Exhibit 99.7	Form of Exchange Agreement between Turning Point Brands, Inc. and Standard General for 7% Senior Notes, incorporated by reference to Exhibit 10.41 to the S-1 Registration Statement.

Exhibit 99.8	Letter Agreement between Turning Point Brands, Inc. and Standard General Master Fund L.P. for Line of Credit dated December 8, 2015, incorporated by reference to Exhibit 10.43 to the S-1 Registration Statement.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                May 13, 2016
STANDARD GENERAL L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer

STANDARD GENERAL MASTER FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

P STANDARD GENERAL LTD.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

STANDARD GENERAL FOCUS FUND L.P.

By: /s/ Joseph Mause
Name: Joseph Mause
Title: Chief Financial Officer of Standard General L.P., its investment manager

SOOHYUNG KIM

/s/ Soohyung Kim
Soohyung Kim